UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

CA, Inc. (formerly known as Computer Associates International, Inc.)

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number)

Mr. Roger Rotach

Careal Holding AG

Utoquai 49

8022 Zurich, Switzerland

Telephone Number 41-44-269-53-16

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12673P105

1	Names of Reporting Persons Careal Holding AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,763,380

	8	Shared Voting Power 0

	9	Sole Dispositive Power 66,763,380

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,763,380

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 15.2%[1]

14	Type of Reporting Person (See Instructions) CO

1              The percentage of Common Stock beneficially owned is based on 438,726,208 shares of Common Stock outstanding as of October 31, 2015, as provided by CA, Inc. (the “Company”).

CUSIP No. 12673P105

1	Names of Reporting Persons Martin Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL HOLDING AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,070,000[2]

	8	Shared Voting Power 66,766,580[3]

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 66,766,580

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,836,580

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.7%[4]

14	Type of Reporting Person (See Instructions) IN

2                                           20,000 shares of Common Stock are held by Mr. Haefner and 37,050,000 shares of Common Stock are held by BigPoint Holding AG, a company wholly-owned by Mr. Haefner.

3                                           66,763,380 shares of Common Stock are held by Careal Holding AG and 3,200 shares of Common Stock are held by the spouse of Mr. Haefner.

4                                           The percentage of Common Stock beneficially owned is based on 438,726,208 shares of Common Stock outstanding as of October 31, 2015, as provided by the Company.

CUSIP No. 12673P105

1	Names of Reporting Persons Eva Maria Bucher-Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL HOLDING AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 66,763,380[5]

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 66,763,380

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,763,380

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 15.2%[6]

14	Type of Reporting Person (See Instructions) IN

5                                           66,763,380 shares of Common Stock are held by Careal Holdings AG.

6                                           The percentage of Common Stock beneficially owned is based on 438,726,208 shares of Common Stock outstanding as of October 31, 2015, as provided by the Company.

CUSIP No. 12673P105

1	Names of Reporting Persons BigPoint Holding AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,050,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 37,050,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,050,000

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.4%[7]

14	Type of Reporting Person (See Instructions) CO

7                                           The percentage of Common Stock beneficially owned is based on 438,726,208 shares of Common Stock outstanding as of October 31, 2015, as provided by the Company.

This Amendment No. 12 (this “Amendment”) to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Holding AG, a Swiss corporation (“Careal”) and Mr. Walter H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1, 1989, September 16, 1998, November 14, 2001, December 28, 2001 and October 30, 2003 and as further amended by filings by Careal, Mr. Martin Haefner and Ms. Eva Maria Bucher-Haefner on July 10, 2012 and November 17, 2015, further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share (“Common Stock”), of CA, Inc. (formerly known as Computer Associates International, Inc.), a Delaware corporation (the “Company”).  All items not described herein remain as previously reported in the Statement.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement, as previously amended, filed with the Securities and Exchange Commission.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated:

(a)-(c)This statement is filed by Careal Holding AG, a Swiss corporation (“Careal”), and by Martin Haefner and Eva Maria Bucher-Haefner, each of whom is a citizen and resident of Switzerland, and BigPoint Holding AG, a Swiss corporation wholly owned by Mr. Haefner (“BigPoint”). Careal is a holding company of which 50%  of the shares are owned by Mr. Haefner and 50% of the shares are owned by Ms. Bucher-Haefner. Through its subsidiaries, Careal is primarily engaged in a wholesale and retail distributorship in Switzerland for foreign automobiles and parts and in a real estate business in Switzerland.  Mr. Haefner is Chairman of Careal and Ms. Bucher-Haefner is director of the board of Careal.  BigPoint is a holding company for certain of Mr. Haefner’s investments. Mr. Haefner is the sole director of BigPoint and BigPoint has no officers. The principal place of business of each of Careal, Martin Haefner, BigPoint and Ms. Bucher- Haefner is Utoquai 49, 8022 Zurich, Switzerland.

The information required by this Item with respect to the directors and officers of Careal is furnished in Schedule A and incorporated by reference.

(d)-(e)  During the last five years neither Careal nor any of its directors or executive officers, including Mr. Haefner and Ms. Bucher-Haefner nor BigPoint and its sole director Mr. Haefner, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is incorporated by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the following:

On November 26, 2015 Careal transferred 37,050,000 shares of Common Stock to BigPoint, a company wholly owned by Mr. Haefner, to repurchase shares of Careal held by BigPoint. The transfer was in connection with the Company’s repurchase of shares of Common Stock from Careal on November 20, 2015.  Carael used the cash proceeds from such repurchase, plus additional cash, to repurchase shares of Careal owned by Ms. Bucher-Haefner.  These actions allow Mr. Haefner and Ms. Bucher-Haefner to maintain their respective 50% ownership interest in Careal.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Careal is the owner of record of 66,763,380 shares of Common Stock, representing approximately 15.2% of the Common Stock outstanding. As of the date hereof, BigPoint is the holder of record of 37,050,000 shares of Common Stock, Mr. Haefner is the holder of record of 20,000 shares of Common Stock and Mr. Haefner’s spouse is the holder of record of 3,200 shares of Common Stock for a total of 103,836,580 shares of Common Stock, approximately 23.7% of the Common Stock outstanding. The percentage of Common Stock is based on 438,726,208 shares of Common Stock outstanding as of October 31, 2015, as provided by the Company.  As the owner of 50% of the shares of Careal, each of Mr. Haefner and Ms. Bucher-Haefner may be deemed to be the beneficial owner of such 66,763,380 shares of Common Stock and each may be deemed to have shared voting and dispositive power with respect thereto.

Other than the 66,763,380 shares of Common Stock owned of record by Careal and that may be deemed to be beneficially owned by Mr. Haefner and Ms. Bucher-Haefner, the 37,050,000 shares of Company Stock owned of record by BigPoint and that may be deemed to be beneficially owned by Mr. Haefner, the 20,000 shares of Common Stock owned of record by Mr. Haefner and the 3,200 shares of Common Stock owned of record by the spouse of Mr. Haefner (which may be deemed to be beneficially owned by Mr. Haefner), to the best knowledge of Careal and BigPoint, none of its other directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

(c) Other than the transactions described in Item 4, none of Careal, Mr. Haefner, BigPoint or Ms. Bucher-Haefner has effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than Careal, Mr. Haefner and Ms. Bucher-Haefner, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 66,763,380 shares of Common Stock owned of record by Careal. Other Mr. Haefner, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,050,000 shares of Common Stock owned of record by BigPoint.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the exhibit listed below:

The following exhibit is filed as an exhibit hereto:

Exhibit	Description of Exhibit
9	Joint Filing Agreement
10	Power of Attorney for Martin Haefner

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 1, 2015

CAREAL HOLDING AG

By: Martin Haefner, Chairman and President

	By:	/s/ Claude Lambert
Claude Lambert
Attorney-in-fact for Martin Haefner

MARTIN HAEFNER

By:		/s/ Claude Lambert
Claude Lambert, attorney-in-fact

EVA MARIA BUCHER-HAEFNER

By:		/s/ Claude Lambert
Claude Lambert, attorney-in-fact

BIGPOINT HOLDING AG

By:		/s/ Claude Lambert
Claude Lambert, attorney-in-fact